UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(B)

(Amendment No. 5)1/

Southeastern Bank Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patricia P. Blanton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ N/A (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 344,216
	6	SHARED VOTING POWER 199,141
	7	SOLE DISPOSITIVE POWER 344,216
	8	SHARED DISPOSITIVE POWER 199,141
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,357
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.13%
12	TYPE OF REPORTING PERSON IN

Item 1(a).        Name of Issuer:

Southeastern Bank Financial Corporation

Item 1(b).        Address of Issuer’s Principal Executive Offices:

3530 Wheeler Road
Augusta, Georgia 30909

Item 2(a).        Name of Person Filing:

Patricia P. Blanton

Item 2(b).        Address of Principal Business Office or, if None, Residence:

c/o Southeastern Bank Financial Corporation
3530 Wheeler Road
Augusta, Georgia 30909

Item 2(c).        Citizenship:

United States of America

Item 2(d).        Title of Class of Securities:

 Common Stock

Item 2(e).        CUSIP Number:

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

N/A

Item 4.   Ownership as of December 31, 2013:

(a)           Amount beneficially owned:               543,357(1)(2)

(b)           Percent of class:               8.13%

(c)           Number of shares as to which such person has

(i)	sole power to vote or direct the vote:	344,216(1)

(ii)	shared power to vote or direct the vote:	199,141(2)

(iii)	sole power to dispose or to direct the disposition of: 344,216(1)

(iv)	shared power to dispose or direct the disposition of: 199,141(2)

Does not include 1,017,742 shares held of record by RWP, Sr. Enterprises, LLLP, a family limited partnership of which Ms. Blanton is one of four general partners.  All voting, dispositive and other activities are taken by majority vote of the general partners, and each general partner has equal voting rights.  The other general partners are Robert W. Pollard, Jr., Levi A. Pollard and Lynn Pollard.

(1)	Includes: (i) 221,244 shares held of record by Ms. Blanton; (ii) 96,738 shares held as trustee or custodian for the benefit of minor children and (iii) 26,234 shares held in Mrs. Blanton’s IRA.

(2)
Includes:  (i) 7,874 shares held in her husband’s IRA; (ii) 149,222 shares held of record by her husband; (iii) 7,512 shares held jointly with her husband; (iv) 32,795 shares held of record by her children; and (v) 1,738 shares held by her husband as trustee or custodian for benefit of minor children.

SCHEDULE 13G
Item 5.  Ownership of Five Percent or Less of a Class:

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.  Identification and Classification of the Members of the Group:

N/A

Item 9.  Notice of Dissolution of Group:

N/A

Item 10. Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2014

Signature:	/s/ Patricia P. Blanton

Name:	Patricia P. Blanton

986641.5

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